                                                                    EXHIBIT 99.6
                                                                    ------------



                    [LETTERHEAD OF CRESCENT BANKING COMPANY]


Dear Fellow Employee:

     I am pleased to tell you about the Crescent Banking Company Dividend Reinvestment and Stock Purchase Plan, which will enable employees of Crescent Banking Company, or any of its subsidiaries, to regularly invest in our common stock. As with any stock program, this Plan is completely voluntary, and you should participate in the Plan only after carefully reading and reviewing the enclosed Plan brochure and other materials.

     Under the Plan, you may elect to have payroll deductions and voluntary cash contributions invested in shares of our common stock. Dividends paid on your shares in the Plan will be automatically reinvested in additional shares. All brokerage fees for purchasing Crescent common stock will be paid by the Company.

     Complete details of the services and benefits to participants in the Plan are explained in the enclosed Plan brochure. If you have any questions about the Plan after carefully reading and reviewing the enclosed brochure and other materials, please call Gary Reece, Bonnie Boling, or myself at 706-692-2424 or 800-872-7941.

                                  Sincerely,

                                 /s/ J. Donald Boggus, Jr.

                                 J. Donald Boggus, Jr.
                                 President and CEO